APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

December 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Science

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aptorum Group Ltd
Registration Statement on Form F-1
Filed November 17, 2025
File No. 333-291593

Dear Sir and Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aptorum Group Limited hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. Eastern Time on Wednesday, December 3, 2025, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the offering of the securities specified in the Registration Statement.

We thank the Staff for your review of the foregoing. If you have any further concerns, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC